Report of Independent Registered Public Accounting Firm

The Board of Trustees of
CitizensSelect Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940, that
CitizensSelect Funds
(comprising, Dreyfus Institutional Preferred Treasury Securities
Money Market Fund and Dreyfus  Prime  Money  Market  Fund
(the "Company")
complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 ("the Act") as of  July 31, 2017.
Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2017, and with respect to agreement of securities purchases and sales, for the period from May 31, 2017 (the date of our last examination) through July 31, 2017:

Count and inspection of all securities located in the vault of BNY Mellon in Jersey City, without prior notice to management;

Confirmation of all securities held by institutions in book entry form (e.g., the Federal Reserve Bank of Boston, the Depository Trust Company and various sub-custodians);

Reconciliation of all such securities to the books and records of the Company and the Custodian;

Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, transfer agents;

Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with BNY Mellon records; and

Agreement of 5 security purchases and 5 security sales or maturitiessince our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that CitizensSelect Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of July 31, 2017 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of CitizensSelect Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ERNST & YOUNG LLP

New York, New York
October 20, 2017



Management Statement Regarding Compliance with
        Certain Provisions
of the Investment Company Act of 1940

October 20, 2017

We, as members of management of
CitizensSelect Funds
(comprising Dreyfus Institutional Preferred Treasury Securities
Money Market Fund and Dreyfus  Prime  Money  Market  Fund
(the "Company")
are responsible for complying with the
requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of  July 31, 2017, and from May 31, 2017
(date of last examination)
through  July 31, 2017.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of July 31, 2017 and from May 31, 2017 (date of last examination) through July 31, 2017 with respect to securities reflected in the investment account of the Company.

CitizensSelect Funds



By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     The Dreyfus Corporation